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09042620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC FINANCIAL ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 RANCHO VIEJO ROAD SUITE A
(No. and Street)

SAN JUAN CAPISTRANO (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES MANN (949) 493 5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRACTENBERG, ELIZABETH
(Name – *if individual, state last, first, middle name*)

10680 W. PICO SUITE 260 (Address) LOS ANGELES (City) CA (State) 90064 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, CHARLES MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC FINANCIAL ASSOCIATES INC, as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RAYMOND J. HEWITT
Commission # 1793160
Notary Public - California
Orange County
My Comm. Expires Mar 8, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) ~~Statement of Income (Loss).~~
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC
FINANCIAL
ASSOCIATES, INC.

SEC
Mail Processing
Section

OCT 13 2009

Washington, DC
122

October 7, 2009

To Whom It May Concern:

Re: Response to FINRA Dist 2 September 25, 2009 letter

Pacific Financial Associates, Inc. issued its June 30, 2009 annual filing of audited financial statements prior to the due date of August 30, 2009. On September 25, 2009, FINRA notified us that the report as submitted did not contain the SIPC Supplemental Report. The attached NOTE 1 to the financial statements has been expanded to read "The Company need not file the supplemental report on the SPIC annual general assessment reconciliation or exclusion from membership form for the year ended June 30, 2009 as provided for in section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as the SIPC assessment is a minimum assessment of $150".

Please be kind enough to replace page 6 in your copy of the Pacific Financial Associates, Inc. June 30, 2009 audited financial statements.

Sincerely,

Charles Mann,
President

30240 Rancho Viejo Road, Suite A ■ San Juan Capistrano, California 92675-1515 ■ (949) 493-5900

Pacific Financial Associates, Inc.
Notes to Financial Statements
June 30, 2009

Note 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pacific Financial Associates, Inc. (the "Company") was organized in the state of California on September 24, 1984. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC"). The Company need not file the supplemental report on the SPIC annual general assessment reconciliation or exclusion from membership form for the year ended June 30, 2009 as provided for in section 4(d)(1)(c) of the Securities Investor Protection Act of 1970 as the SIPC assessment is a minimum assessment of $150.

The Company provides investment-banking services in raising capital or acquiring or divesting operations to companies located in the United States of America.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.